Exhibit 99.1

MI Developments Inc. 455 Magna Drive Aurora, Ontario, Canada L4G 7A9 Tel: 905-713-6322 Fax: 905-713-6332

MI DEVELOPMENTS TO HOLD ANNUAL AND SPECIAL

SHAREHOLDERS’ MEETING ON MAY 7, 2008

March 13, 2008, Aurora, Ontario, Canada — MI Developments Inc. (“MID”) (TSX: MIM.A, MIM.B; NYSE: MIM) today announced that it will hold its shareholders’ meeting on May 7, 2008 in Toronto to consider annual meeting matters and certain administrative amendments to MID’s general by-laws.  MID has set a record date of March 20, 2008 for the determination of shareholders entitled to notice of, and to vote at, the meeting.

In addition, on March 7, 2008, MID received a proposal from Greenlight Capital, Inc. (filed by Greenlight on a Form 13D at www.sec.gov under MID’s profile). The proposal, together with MID’s response, will be included in the management information circular to be distributed in connection with the annual and special meeting.

About MID

MID is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna and its subsidiaries in North America and Europe.  MID also acquires land that it intends to develop for mixed-use and residential projects.  MID holds a controlling interest in MEC, North America’s number one owner and operator of horse racetracks, based on revenue, and one of the world’s leading suppliers, via simulcasting, of live horse racing content to the growing intertrack, off-track and account wagering markets.

For further information about this press release, please contact Richard J. Smith, Executive Vice-President and Chief Financial Officer, at 905-726-7507.